Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


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North America's Railroad                                   FOR IMMEDIATE RELEASE



                                             Stock symbols: TSE: CNR / NYSE: CNI




                                                                       www.cn.ca






              Canadian National seeks judicial stay of U.S. Surface
                  Transportation Board's rail-merger moratorium

                  CN also petitions court to expedite judicial
                          review of moratorium decision



WASHINGTON, April 11, 2000 -- Canadian National Railway Company today filed a motion with the United States Court of Appeals for the District of Columbia Circuit to stay a 15-month moratorium on rail mergers.


A court-ordered stay would lift the moratorium, imposed by the United States Surface Transportation Board (STB) in an unprecedented March 17 decision, pending final judicial review of the agency's moratorium decision.


The moratorium has blocked CN and Burlington Northern Santa Fe Corporation
(BNSF) from filing a common control application with the STB, as they are entitled to do under applicable law.


In a separate motion, CN petitioned the U.S. Court of Appeals for the District of Columbia Circuit to expedite its judicial review of the STB's moratorium decision.

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A judicial stay of the STB's decision is justified because:

o CN's petition for review of the decision presents serious and substantial questions of law on which CN is likely to prevail, owing to the fact that the STB's moratorium is unauthorized and directly contradicts the STB's statutory duties;

o      The moratorium will irreparably harm CN, its shippers and the public;

o      The requested stay will impose no harms on other parties;

o No countervailing public interest offsets the harm that CN, its shippers and the public will suffer if the stay is not granted.


Under its petition for expedited review, CN is requesting a court schedule that will require the filing of its brief, and those of any supporting intervenors, on or before the tenth day after the entry of an order expediting the case; the filing of briefs by the STB and any supporting intervenors 15 days later; and the filing of CN's reply brief five days later. Oral argument, if necessary, would be held as soon as practicable thereafter.


CN and BNSF announced their proposed combination through a new company, North American Railways Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.


Comprehensive information about the CN/BNSF combination and the carriers' service guarantees is available at a new Web site, WWW.CN-BNSFCOMBINATION.COM.


Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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Contact:   Mark Hallman
           System Director, Media Relations
           (416) 217-6390